Exhibit 99.3
ASML — Summary IFRS Consolidated Income Statements 1,2

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

Net system sales	843,232	590,723	2,516,425	2,136,296
Net service and field option sales	91,142	105,770	296,842	323,562

Total net sales	934,374	696,493	2,813,267	2,459,858

Cost of sales	581,839	452,713	1,735,058	1,539,628

Gross profit on sales	352,535	243,780	1,078,209	920,230

Research and development costs, net of credits	76,886	88,571	268,236	258,360
Selling, general and administrative costs	55,977	52,245	168,449	165,272

Operating income	219,672	102,964	641,524	496,598

Interest income	9,089	6,599	21,571	15,147

Income before income taxes	228,761	109,563	663,095	511,745

Provision for income taxes	(54,873)	(27,013)	(169,076)	(52,244)

Net income	173,888	82,550	494,019	459,501

ASML — Summary IFRS Consolidated Balance Sheets 1,2

(in thousands EUR)	Dec 31, 2007	Sep 28, 2008

ASSETS

Property, plant and equipment	380,894	503,057
Goodwill	136,246	137,273
Other intangible assets	216,908	281,323
Deferred tax assets	220,863	228,605
Derivative financial instruments	20,930	12,297
Other non-current assets	32,828	32,607

Total non-current assets	1,008,669	1,195,162

Inventories	1,102,210	1,134,039
Derivative financial instruments	12,319	20,953
Accounts receivable, net	637,975	574,230
Other current assets	193,415	210,579
Cash and cash equivalents	1,271,636	1,312,993

Total current assets	3,217,555	3,252,794

Total assets	4,226,224	4,447,956

EQUITY AND LIABILITIES

Equity	2,039,011	2,314,693

Other long-term debt	595,783	590,971
Derivative financial instruments	—	891
Deferred tax and other liabilities	257,325	256,866
Other deferred liabilities	7,935	7,859

Total non-current liabilities	861,043	856,587

Accounts payable	282,953	270,932
Accrued liabilities and other	927,841	948,139
Current tax liabilities	104,095	42,395
Derivative financial instruments	11,281	15,210

Total current liabilities	1,326,170	1,276,676

Total equity and liabilities	4,226,224	4,447,956

ASML — Summary IFRS Consolidated Statements of Cash Flows 1,2

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	173,888	82,550	494,019	459,501

Depreciation and amortization	58,330	50,662	161,211	142,247
Disposals of property, plant and equipment	1,698	1,413	12,572	3,827
Share-based payments	3,675	3,581	10,342	9,858
Change in tax assets and liabilities	3,928	2,242	28,486	(70,426)
Change in assets and liabilities	(6,268)	(80,071)	6,342	7,279

Net cash provided by operating activities	235,251	60,377	712,972	552,286

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(49,676)	(68,237)	(125,188)	(188,711)
Proceeds from sale of property, plant and equipment	—	—	3,355	—
Purchases of intangible assets	(60,659)	(41,502)	(96,138)	(130,111)
Acquisition of subsidiary (net of cash acquired)	—	—	(188,011)	—

Net cash used in investing activities	(110,335)	(109,739)	(405,982)	(318,822)

CASH FLOWS FROM FINANCING ACTIVITIES

Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	—	(156,253)	(87,603)
Dividend paid	—	(394)	—	(107,841)
Net proceeds from issuance of shares and stock options	25,428	1,439	51,825	4,967
Net proceeds from issuance of bonds	—	—	593,790	—
Redemption and/or repayment of debt	(1,530)	(1,280)	(1,875)	(1,280)

Net cash provided by (used in) financing activities	23,898	(235)	487,487	(191,757)

Net cash flows	148,814	(49,597)	794,477	41,707
Effect of changes in exchange rates on cash	(2,846)	1,692	(5,107)	(350)

Net increase (decrease) in cash & cash equivalents	145,968	(47,905)	789,370	41,357

ASML — Quarterly Summary IFRS Consolidated Income Statements 1,2

	Three months ended,
	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in millions EUR)	2007	2007	2008	2008	2008

Net system sales	843.2	834.9	820.0	725.6	590.7
Net service and field option sales	91.2	120.0	99.2	118.6	105.8

Total net sales	934.4	954.9	919.2	844.2	696.5

Cost of sales	581.9	583.7	561.7	525.3	452.7

Gross profit on sales	352.5	371.2	357.5	318.9	243.8

Research and development costs, net of credits	76.8	84.7	82.7	87.1	88.6
Selling, general and administrative costs	56.0	73.5	57.7	55.3	52.2

Operating income	219.7	213.0	217.1	176.5	103.0

Interest income (charges)	9.1	(2.2)	3.6	5.0	6.6

Income before income taxes	228.8	210.8	220.7	181.5	109.6

Benefit from (provision for) income taxes	(54.9)	18.5	(54.2)	29.0	(27.0)

Net income	173.9	229.3	166.5	210.5	82.6

ASML — Summary IFRS Consolidated Balance Sheets 1,2

	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in millions EUR)	2007	2007	2008	2008	2008

ASSETS

Property, plant and equipment	343.3	380.9	401.4	458.1	503.1
Goodwill	141.7	136.3	127.2	127.3	137.3
Other intangible assets	198.4	216.9	238.0	260.5	281.3
Deferred tax assets	252.3	220.9	213.3	238.4	228.6
Derivative financial instruments	9.9	20.9	47.7	1.4	12.3
Other non-current assets	33.3	32.8	31.8	32.0	32.6

Total non-current assets	978.9	1,008.7	1,059.4	1,117.7	1,195.2

Inventories	1,021.2	1,102.2	1,152.0	1,130.2	1,134.0
Derivative financial instruments	23.5	12.3	36.5	46.6	21.0
Accounts receivable, net	611.7	638.0	741.5	516.9	574.2
Other current assets	211.8	193.4	202.4	185.9	210.6
Cash and cash equivalents	2,445.2	1,271.6	1,397.1	1,360.9	1,313.0

Total current assets	4,313.4	3,217.5	3,529.5	3,240.5	3,252.8

Total assets	5,292.3	4,226.2	4,588.9	4,358.2	4,448.0

EQUITY AND LIABILITIES

Equity	1,961.8	2,039.0	2,121.8	2,242.6	2,314.7

Convertible subordinated debt	40.1	—	—	—	—
Other long-term debt	597.8	595.8	609.1	585.6	591.0
Derivative financial instruments	0.7	—	—	11.2	0.9
Deferred tax and other liabilities	259.3	257.3	282.9	260.2	256.9
Other deferred liabilities	8.2	7.9	7.2	7.4	7.8

Total non-current liabilities	906.1	861.0	899.2	864.4	856.6

Accounts payable	320.9	283.0	479.6	267.2	271.0
Accrued liabilities and other	1,933.0	927.8	957.7	910.8	948.1
Current tax liabilities	151.9	104.1	111.5	50.8	42.4
Derivative financial instruments	18.6	11.3	19.1	22.4	15.2

Total current liabilities	2,424.4	1,326.2	1,567.9	1,251.2	1,276.7

Total equity and liabilities	5,292.3	4,226.2	4,588.9	4,358.2	4,448.0

ASML — Summary IFRS Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in millions EUR)	2007	2007	2008	2008	2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	173.9	229.3	166.5	210.5	82.6

Depreciation and amortization	58.3	49.2	46.8	44.8	50.7
Disposals of property, plant and equipment	1.7	1.6	1.1	1.3	1.4
Share-based payments	3.7	6.8	3.4	2.9	3.6
Change in tax assets and liabilities	4.0	(26.7)	29.7	(102.4)	2.2
Change in assets and liabilities	(6.3)	(126.6)	65.4	21.9	(80.1)

Net cash provided by operating activities	235.3	133.6	312.9	179.0	60.4

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment	(49.7)	(54.0)	(55.1)	(65.4)	(68.2)
Proceeds from sale of property, plant and equipment	—	1.7	—	—	—
Purchases of intangible assets	(60.7)	(40.4)	(45.5)	(43.1)	(41.5)

Net cash used in investing activities	(110.4)	(92.7)	(100.6)	(108.5)	(109.7)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital repayment	—	(1,011.9)	—	—	—
Purchase of shares in conjunction with conversion rights of bond holders and stock options	—	(203.6)	(87.6)	—	—
Dividend paid	—	—	—	(107.5)	(0.4)
Net proceeds from issuance of shares and stock options	25.4	11.5	3.0	0.6	1.4
Redemption and/or repayment of debt	(1.5)	(7.9)	—	—	(1.3)

Net cash provided by (used in) financing activities	23.9	(1,211.9)	(84.6)	(106.9)	(0.3)

Net cash flows	148.8	(1,171.0)	127.7	(36.4)	(49.6)

Effect of changes in exchange rates on cash	(2.8)	(2.6)	(2.2)	0.2	1.7

Net increase (decrease) in cash & cash equivalents	146.0	(1,173.6)	125.5	(36.2)	(47.9)

ASML — Notes to the Summary IFRS Consolidated Financial Statements
Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU — accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.
For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.
Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.
Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer’s premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of these elements. Revenue from installation services and service contracts provided to our customers is initially deferred and is recognized when the installation is completed and, in case of service contracts, over the life of those contracts. Revenue from extended and enhanced warranties is recognized in income on a straight-line basis over the contract period. The costs of providing services under extended and enhanced warranties are recognized when they occur.

ASML — Reconciliation U.S. GAAP — IFRS 1,2
Net income

	Three months ended,		Nine months ended,
(in thousands EUR)	Sep 30, 2007	Sep 28, 2008	Sep 30, 2007	Sep 28, 2008

Net income under U.S. GAAP	166,279	73,294	478,460	410,394
Share-based payments (see Note 1)	280	(2,492)	293	(3,009)
Capitalization of development costs (see Note 2)	9,594	14,867	29,575	55,197
Convertible subordinated notes (see Note 3)	(2,265)	—	(6,661)	—
Income taxes (see Note 4)	—	(3,119)	(7,648)	(3,081)

Net income under IFRS	173,888	82,550	494,019	459,501
Shareholders’ equity

	Sep 30,	Dec 31,	Mar 30,	Jun 29,	Sep 28,
(in thousands EUR)	2007	2007	2008	2008	2008

Shareholders’ equity under U.S. GAAP	1,831,438	1,890,948	1,958,159	2,060,575	2,122,848
Share-based payments (see Note 1)	7,126	787	(3,420)	(3,266)	(7,904)
Capitalization of development costs (see Note 2)	120,344	138,424	157,900	176,818	193,780
Convertible subordinated notes (see Note 3)	2,894	—	—	—	—
Income taxes (see Note 4)	—	8,852	9,186	8,478	5,969

Shareholders’ equity under IFRS	1,961,802	2,039,011	2,121,825	2,242,605	2,314,693
Notes to the reconciliation from U.S. GAAP to IFRS
Note 1 Share-based Payments
Under IFRS, ASML applies IFRS 2, “Share-based Payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.
Under U.S. GAAP, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.
Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.
Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.
Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.
Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding. As of December 31, 2007 ASML has no Convertible Subordinated Notes outstanding.

Note 4 Income taxes
Under IFRS, ASML applies IAS 12, “Income Taxes” beginning from January 1, 2005. In accordance with IAS 12, unrealized net income resulting from intercompany transactions that is eliminated from the carrying amount of assets on consolidation gives rise to a temporary difference for which deferred taxes must be recognized on consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
Under U.S. GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets on consolidation, give rise to a temporary difference for which prepaid taxes must be recognized on consolidation. Contrary to IFRS, the prepaid taxes under U.S. GAAP are calculated based on the tax rate applicable in the seller’s tax jurisdiction.
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, credit market deterioration on consumer confidence which could affect our customers, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

1	All quarterly information in this press release is unaudited.

2	In anticipation of endorsement by the European Union in Q4 2008, ASML has early adopted IFRIC 13 “Customer Loyalty Programmes” as of January 1, 2008. IFRIC 13 requires award credits offered to its customers as part of a volume purchase agreement to be accounted for using the deferred revenue model. Until December 31, 2007 cost accrual method was used. ASML early adopted this interpretation because the deferred revenue model better reflects the business rationale for offering award credits. Comparative figures for 2007 were adjusted to reflect this change in accounting policy. The impact of this change on equity as per January 1, 2007 amounted to EUR 8.1 million (decrease) and on net income for the year 2007 and the first quarter of 2008 amounted to EUR 8.6 million (decrease) and EUR 0.1 million (increase) respectively.